--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                            Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934

                                December 7, 2000
                                (Date of Report)

                        Commission File Number 333-37376

                            REDIFF.COM INDIA LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                      India
                 (Jurisdiction of incorporation or organization)

                          Mahalaxmi Engineering Estate,
                        1st Floor, L. J. First Cross Road
                       Mahim (West), Mumbai 400 016, India
                                 +91-22-444-9144
                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F  [X]                  Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

           Yes  [ ]                        No  [X]


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

           Not applicable.

                                 EXHIBIT INDEX

Exhibit No.            Description of Document
-----------------      -----------------------------------------
99.1                   Proxy Information Statement to holders of American Depositary Shares

99.2                   Proxy Information Statement to holders of Equity Shares

99.3                   Proxy Form - ADS Shareholders

99.4                   Proxy Form - Equity Shareholders




                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 6, 2000                 REDIFF.COM INDIA LIMITED

                                        By: /s/ Ajit Balakrishnan
                                           --------------------------------
                                           Ajit Balakrishnan
                                           Chairman & Managing Director


                                      -2-